February 13, 2008
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Security and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

RE:	Philadelphia Consolidated Holding Corp. Form 10-K for Fiscal Year Ended December 31, 2006 Form 10-Q for the Quarterly Period ended September 30, 2007 File No. 0-22280
Dear Mr. Rosenberg:
Below is our response in reference to my conversation on February 11, 2008 with Mr. Mark Brunhofer and his additional comments regarding our response dated January 15, 2008 to your December 20, 2007 letter regarding your review of Philadelphia Consolidated Holding Corp’s (the “Company”) Form 10-K for its fiscal year ended December 31, 2006.
Form 10-K for the Fiscal Year ended December 31, 2006
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Certain Critical Accounting Estimates and Judgments, page 27
1.	We acknowledge your response to our previous comment #1. In future filings with respect to loss reserve sensitivity, please provide identified factors that are reasonably likely to occur and revise proposed disclosure to specifically indicate that these factors are reasonably likely to occur. In this regard your “may be” qualifier by default indicates that the identified factors may not be reasonably likely to occur.
Response:
The following represents the revised disclosure (bolded) which we intend to include in our Form 10-K for the fiscal year ended December 31, 2007.
•	Liability for unpaid loss and loss adjustment expenses:
The chart below illustrates the impact to the actuarially determined loss reserve estimates as of December 31, 2007 applicable to all lines of business in accident years 2005 to 2007 from selected combinations of increases and decreases to the loss development factor and expected loss ratio assumptions which are reasonably likely to occur. Although the following chart displays the combination of increases and decreases to the loss development factor and expected loss ratio assumptions which are reasonably likely to occur, the range of all possible combinations of increases and decreases to the loss development factor and expected loss ratio assumptions are greater than those reasonably likely to occur. The increases and decreases that are reasonably likely to occur were determined by applying statistical methods to historical data to assess the variability inherent in each of the key assumptions.
Increase/(Decrease) to actuarially determined reserve estimate ($ millions):

Loss Development Factors
Increase/(Decrease) in		—%	—%	—%
Expected	—%	$—	$—	$—
Loss	—%	$—	$—	$—
Ratios	—%	$—	$—	$—

(Note:	The actual number of columns and rows to be shown in the table above for increases/(decreases) in the actuarially determined reserve estimate may vary, with the actual number being selected after the Company’s 2007 results have been finalized. The Company will disclose the impact of each of the above changes on the Company’s net income, financial position and liquidity.)
Notes to Consolidated Financial Statements
Note 1: General Information and Significant Accounting Policies
(a) Investments, page 57
2.	Please revise proposed disclosure in response to our previous comment #2 to disclose significant assumptions underlying your prepayment estimates as required by paragraph 19 of SFAS 91. In this regard please quantify underlying lives of your asset/mortgage backed securities and the estimated lives assuming prepayment, to the extent changes in estimated lives result in a material impact to your reported interest income. Please represent that you will discuss these changes in Management’s Discussion and Analysis.
Response:
The following represents the revised disclosure (bolded) which we intend to include in our Form 10-K for the fiscal year ended December 31, 2007.
For mortgage and asset-backed securities (“structured securities”) of high credit quality, changes in expected cash flows are recognized using the retrospective method. Under the retrospective method, the effective yield on a security is recalculated each period based upon future expected and past actual cash flows. The security’s book value is restated based upon the most recently calculated effective yield, assuming such yield had been in effect from the security’s purchase date. The retrospective method results in an increase or decrease to investment income (amortization of premium or discount) at the time of each recalculation. Future expected cash flows consider various prepayment assumptions, as well as current market conditions. These assumptions include, but are not limited to, prepayment rates, default rates, and loss severities. These assumptions are obtained from primary market providers of such information.
For structured securities where the possibility of credit loss is other than remote, changes in expected cash flows are recognized on the prospective method over the remaining life of the security. Under the prospective method, revisions to cash flows are reflected in a higher or lower effective yield in future periods and there are no adjustments to the security’s book value. Various assumptions are used to estimate projected cash flows and projected book yields based upon the most recent month end market prices. These assumptions include, but are not limited to, prepayment rates, default rates, and loss severities. These assumptions are obtained from primary market providers of such information.
Prepayment assumptions for asset/mortgage backed securities consider a number of factors in estimating the prepayment activity, including seasonality (the time of the year), refinancing incentive (current level of interest rates), economic activity (including housing turnover) and burnout/seasoning (term and age of the underlying collateral).
(NOTE: There will be no quantifying of underlying lives of our asset/mortgage backed securities and the estimated lives assuming prepayment because the changes in estimated lives will not result in a material impact to our reported interest income. We advise you that to the extent changes in expected cash flows of asset/mortgage backed securities result in a material impact to our interest income, these changes will be discussed in Management’s Discussion and Analysis.)

Forward Looking Information
Certain information included in this letter are not historical facts but are forward-looking statements relating to such matters as anticipated financial performance, business prospects, technological developments, new and existing products, expectations for market segment and growth, and similar matters. In connection with the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary remarks regarding important factors which, among others, could cause the Company’s actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company’s forward-looking statements. The risks and uncertainties that may affect the operations, performance, development, results of the Company’s business, and the other matters referred to above include, but are not limited to: (i) changes in the business environment in which the Company operates, including inflation and interest rates; (ii) changes in taxes, governmental laws, and regulations; (iii) competitive product and pricing activity; (iv) difficulties of managing growth profitably; (v) claims development and the adequacy of our liability for unpaid loss and loss adjustment expenses; (vi) severity of natural disasters and other catastrophe losses; (vii) adequacy of reinsurance coverage which may be obtained by the Company; (viii) ability and willingness of our reinsurers to pay; (ix) future terrorist attacks; (x) the outcome of the Securities and Exchange Commission’s industry-wide investigation relating to the use of non-traditional insurance products, including finite risk reinsurance arrangements; and (xi) the outcome of industry-wide investigations being conducted by various insurance departments, attorneys-general and other authorities relating to the use of contingent commission arrangements. The Company does not intend to publicly update any forward looking statement, except as may be required by law.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
Sincerely,
/s/ Craig P. Keller
Craig P. Keller
Executive Vice President, Assistant Secretary, Treasurer and CFO